

May 12, 2014

<u>Via E-mail</u>
Scott Painter
Chief Executive Officer
TrueCar, Inc.
120 Broadway, Suite 200
Santa Monica, California 90401

> **Re:** **TrueCar, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 5, 2014**
> **File No. 333-195036**

Dear Mr. Painter:

We have reviewed your amended registration statement, and we have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Management</u>

<u>Compensation Committee Interlocks and Insider Participation, page 112</u>

1. Please revise to present under this heading disclosure responsive to Item 404 of Regulation S-K with respect to related party transactions between the company and compensation committee members and their affiliates. We note in this regard your disclosure on page 141 regarding related party transactions with entities affiliated with Upfront Ventures, where your compensation committee member Steven Dietz is a partner. Refer to Item 407(e)(4)(i)(C) of Regulation S-K. When Item 404 disclosure is required in the Interlocks section, you need not repeat the same information under "Certain Relationships and Related Transactions" and may include an appropriate cross-reference in that section to "Compensation Committee Interlocks and Insider Participation."

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        David Segre
        Wilson Sonsini Goodrich & Rosati, P.C.